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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 5*

                    Under the Securities Exchange Act of 1934

                             Woodroast Systems, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    979899119
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                                 (CUSIP Number)

                         Gary S. Kohler, Vice President
                        Okabena Investment Services, Inc.
                               5140 Norwest Center
               90 South Seventh Street, Minneapolis, MN 55402-4139
                                 (612) 339-7151
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            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and Communications)

                                October 11, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                Page 1 of 4 pages

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CUSIP No. 979899119
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Okabena Partnership K. a Minnesota general partnership   41-1642281
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group                                (b)  /X/
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 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Minnesota
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power          183,000 shares
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              -0-  shares
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power          183,000 shares
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power              -0-  shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     183,000 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     N/A                                                                 / /
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(13) Percent of Class Represented by Amount in Row (11)
                            4.3%
-------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     PN
-------------------------------------------------------------------------------


                                Page 2 of 4 pages

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This Amendment No. 5 amends the original Schedule 13D filed July 14, 1995.
Amendment No. 1 filed April 12, 1996, Amendment No. 2 filed April 23, 1996, Amendment No. 3 filed June 10, 1996, and Amendment No. 4 filed October 9, 1996.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13).

               (c). In addition to the sales reported in Amendment No. 4, the Reporting Person also sold in open market transactions 20,000 shares on August 23, 1996 at $4.35 per share and 2,000 shares on September 25, 1996 at $6.06 per share. These sales were inadvertently omitted in Amendment No. 4. The percent of class calculation at Row 13 of Amendment No. 4 was based on the Issuer's shares outstanding as of August 15, 1996 (as set forth in Form S-3 filed by the Issuer on such date). As of October 11, 1996, the Issuer advises that its shares outstanding have increased to 4,231,396. As a result, the Reporting Person is no longer a beneficial owner of more than 5% of such shares.

               (d). Except as previously reported and included herein, there have been no other transactions in the Common Stock of the Issuer effected during the last sixty days by the persons listed in Item 2.


                                Page 3 of 4 pages

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                                    SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: October 11, 1996                  OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By: /s/ Gary S. Kohler
                                            ------------------------------------
                                            Gary S. Kohler, Vice President


                                Page 4 of 4 pages